Robert Samuelsen

CEO, PRESIDENT, CFO, COO, MANAGING DIRECTOR, CONSULTANT
PUBLIC, PRIVATE, NGO, & NOT-FOR PROFIT COMPANY EXPERIENCE
PROVEN TURNAROUND EXPERIENCE
SUCCESSFUL STARTUP ENTREPRENEUR
HIGHLY RECOGNIZED FOR ACCOMPLISHMENTS IN FORTUNE 500 COMPANIES
STRONG FINANCE, MARKETING, AND STRATEGIC THINKING
HIGH INTEGRITY, EXCELLENT LEADERSHIP, MANAGERIAL, AND INTERPERSONAL SKILLS

KEY ACCOMPLISHMENTS

➢ **Three turnarounds** including one company that had run out of cash, another one with an obsolete market, and the third one in a death spiral.

➢ **$450 million raised** in the public and private financial markets and helped take one company public.

➢ **Company relocation expertise** by moving two companies from California to more strategic and lower cost geographies – Huntsville, AL and Tucson, AZ.

➢ **Startup experience** including Evine.com, Navibase, Akademos, CPBS, Regional Partnering Center, and others from inception to market acceptance.

➢ **Fortune 500 foundation** following graduation from Indiana University's MBA program. Worked for NCR Corporation, AT&T, and Roper Industries.

➢ **Board of Directors** experience in both for-profit and not-for-profit entities including roles as chairman, director, officer, treasurer, and secretary.

CAREER HISTORY

SMALLSTART VENTURES INCORPORATED, TUCSON, AZ   **2021-CURRENT**
President, CEO, Founder
Started a small business creation company to provide opportunity to disadvantaged entrepreneurs.

REGIONAL TRANSPORTATION AUTH AND PIMA ASSOC OF GOV'T, TUCSON, AZ   **2008-CURRENT**
Chief Financial Officer, Director of Administration and Finance
Manage a $2.1 billion fund and all aspects of finance/accounting/administration.

SC CAPITAL PARTNERS, LLC, TUCSON, AZ   **2006-2012**
Managing Director, Investment Banker
Raised over $71 million and consulted with early stage companies.

REDLAKE (FORMERLY KODAK), ROPER INDUSTRIES, Tucson, AZ, San Diego, CA   **2004-2006**
CEO, President
Successfully restored a rapidly declining company to double digit growth and profits.

SEE CONSULTANTS, Ithaca, NY   **1998-2004**
President , Founder
Successfully started and exited a boutique strategic management consulting company.

NAVIBASE, ITHACA, NY 1999-2000
President, CEO, Co-founder
Negotiated a strategic relationship with the 2nd largest GPS manufacturer in the U.S.

AKADEMOS.COM (TEXTBOOKX.COM), ITHACA, NY 1998-1999
Chief Operating Officer
Grew company from zero to $ millions in a highly competitive niche market.

NCR CORPORATION AND AT&T CORPORATION, DAYTON, OH, CORTLAND, NY 1985-1998
Director of Banking Solutions (1996-1998)
Program Manager, Senior Product Manager, Financial Analyst (1985-1996)
Recognized for work performance and selected for specialized executive mentoring.

EDUCATION

MBA in Banking and Finance (Double Major), 1985
Indiana University – Bloomington, IN

BS in Management and Administration, 1981
Indiana University – Bloomington, IN

PROFESSIONAL RECOGNITION

- Chief Scientist Eureka Award for highest level R&D contribution
- Selected as NCR "High Potential Employee," one of only about 20 of 62,000 employees, and received extensive specialized training and executive mentoring
- Published Articles including *The Innovation Process, E-Project Management for the New E-Reality, and The Five Business Models of E-Commerce*
- U.S. Patent Holder
- Speak English and Spanish
- Eagle Scout

BOARD MEMBERSHIPS

Regional Partnering Center, Officer	2014 to current
Center for Pima Basin Sustainability, Inc., Officer	2009 to current
Legacy Healthcare, Chairman	2016 to 2018
Catalina Council BSA, Executive Vice President of Development	2014 to 2016
AvaLAN Wireless Systems, Inc., Chairman	2004 to 2014
Vail Community Action Board, Director	2009 to 2013
T9 Products, Inc., Director	2006 to 2011
Wingview Home Owners Association, Chairman	2006 to 2009
Finger Lakes Entrepreneurs' Forum, Program Director	1997 to 2003
Kidsworld Multimedia Corporation, Director	1996 to 1999
Leprechaun Entertainment, Director	1996 to 1999